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Prospectus Supplement #1 (to prospectus dated April 7, 2004)	Filed pursuant to Rule 424(b)(3) Registration No. 333-113557

ADAPTEC, INC.
$225,000,000

3/4% Convertible Senior Notes due 2023
and 19,224,203 shares of Common Stock issuable upon conversion of the Notes

        This prospectus supplement relates to the resale by the holders of our 3/4% Convertible Senior Notes due 2023 and the 19,224,203 shares of our common stock issuable upon the conversion of the notes. You should read this prospectus supplement in conjunction with the prospectus dated April 7, 2004, which is to be delivered with this prospectus supplement.

        The information in the table appearing under the heading "Selling Securityholders" in the prospectus is amended by the addition of the information appearing in the table below:

	Principal Amount of Notes		Number of Shares of Common Stock
Selling Securityholder(1)	Beneficially Owned and Offered Hereby(1)	Percentage of Notes Outstanding	Beneficially Owned(1)(2)	Offered Hereby	Owned After the Offering
Advisory Convertible Arbitrage Fund (I) L.P.†	$1,000,000	*	164,940	85,440	79,500
The Animi Master Fund, Ltd.(3)	$9,250,000	4.1%	790,328	108,261	0
Credit Suisse First Boston Europe Ltd.	$1,000,000	*	85,440	85,440	0
Jefferies Umbrella Fund US Convertible Bonds	$110,000	*	9,398	9,398	0
Mellon HBV Master Convertible Arbitrage Fund LP(4)†	$2,000,000	*	170,881	170,881	0
Pacific Life Insurance Company(5)	$750,000	*	64,080	64,080	0
Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio(6)	$17,550,000	7.8%	1,499,487	1,499,487	0

*
Less than 1%

(†)
Each of these selling securityholders is also an affiliate of a broker-dealer. Each of these selling securityholders has indicated to us that they have purchased the notes in the ordinary course of business, and at the time of such purchase, had no agreements or understandings, directly or indirectly, with any person to distribute the notes or the shares of common stock issuable upon conversion of the notes.

(1)
Information regarding the selling securityholders may change from time to time. Any such changed information will be set forth in supplements if and when necessary.

(2)
Assumes a conversion price of approximately 85.4409 shares of common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional share interest. However, this conversion price will be subject to adjustment as described under "Description of Notes—Conversion Rights" in the prospectus. As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(3)
Peter Hirsch, managing member of Archeus Capital Management, LLC and chief investment officer of The Animi Master Fund, Ltd., has investment control over these securities.

(4)
Includes $200,000 principal amount of notes previously included in the prospectus in connection with this selling securityholder. Stuart Dubson, portfolio manager for the listed fund, has investment control over these securities.

(5)
Simon Lee, vice president of the listed fund, has investment control over these securities.

(6)
Includes $6,550,000 principal amount of notes previously included in the prospectus in connection with this selling securityholder. Steve Katznelson and Gerald Stahlecker, managing members of RGC Management Company, LLC, have investment control over these securities. Messrs. Katznelson and Stahlecker have represented to us that they disclaim beneficial ownership of the securities.

        Investing in the notes or our common stock involves a high degree of risk. Please carefully consider the "Risk Factors" beginning on page 5 of the prospectus, as well as the "Risk Factors" section included in our Quarterly Report on Form 10-Q for the quarter ended December 31, 2003 filed with the Securities and Exchange Commission.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is May 3, 2004.

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ADAPTEC, INC. $225,000,000